Mail Stop 4561

May 24, 2007

Mr. Ping'an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang'an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi'an, China 710061

> **Re: China Properties Developments, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-50637**

Dear Mr. Wu:

We have reviewed your response letter dated April 27, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB/A filed October 5, 2006

Item 5. Market for Common Equity and Related Stockholder Matters

Dividends, page 8

1. Please tell us, and revise in your 2006 10-KSB to disclose, whether there are restrictions, including, where appropriate, restrictions on the ability of your subsidiaries to transfer funds to the you in the form of cash dividends, loans or advances that currently materially limit your ability to pay dividends or that you reasonably believe are likely to limit materially the future payment of dividends on your common stock.

Financial Statements

Capitalized Interest Cost, page F-12

2. We have reviewed your response to prior comment 2. Please explain the difference between the construction completion date for Yangming of October 2005 and the depreciation start date of November 2006. Further, please tell us what project the interest capitalized in 2006 is related to, given that construction

of Yangming was completed in 2005. To the extent that such capitalized interest relates to Yangming, please tell us how this complies with the guidance in paragraphs 17-19 of SFAS 34. In addition, please explain to us your statement in Note 2-H of the 2006 10-KSB that "subsequent to completion of a real estate project, interest expense is allocated to inventoried real estate project costs and interest expense" and how such policy complies with SFAS 34. Finally, in your response and all future filings, please revise to disclose both the total interest expense incurred in each period and the amount thereof that has been capitalized. Refer to paragraph 21 of SFAS 34.

3. We note that you have reflected the correction of the error related to interest capitalization on the Jiahui project in the amount of $226,445 as a component of changes in stockholders equity during the year ended December 31, 2006. Please revise your financial statements to reflect the correction of this error in the opening balance of your accumulated deficit as of the beginning of the first period presented in the filing and revise your depreciation expense in 2005 and 2006 to reflect the incremental deprecation related to the increase in basis of the Jiahui project. Refer to paragraph 25 and include the relevant disclosures required by paragraph 26 of SFAS 154.

4. Further to our previous comment, we note from the disclosure in Note 5, page F-14, of your 2006 10-KSB that the value of the Jiahui building appears to have increased by approximately $349,000 from December 31, 2005 to December 31, 2006. Please explain the difference between this increase and the $226,445 increase related to the capitalization of interest costs.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3431 if you have questions.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant